UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GSK plc

GSK publishes provisional dividend dates

GSK announces the following dividend dates for 2023:

Results	Announcement date	Ex-dividend date	Record date	Last date for DRIP elections	Payable
Q1 2023	Wednesday 26 April 2023	Thursday 18 May 2023	Friday 19 May 2023	Wednesday 21 June 2023	Thursday 13 July 2023
Q2 2023	Wednesday 26 July 2023	Thursday 17 August 2023	Friday 18 August 2023	Wednesday 20 September 2023	Thursday 12 October 2023
Q3 2023	Wednesday 1 November 2023	Thursday 16 November 2023	Friday 17 November 2023	Monday 18 December 2023	Thursday 11 January 2024
Q4 2023 (Final)	Wednesday 31 January 2024	Thursday 22 February 2024	Friday 23 February 2024	Tuesday 19 March 2024	Thursday 11 April 2024

These dates are indicative and may be subject to change.

V A Whyte
Company Secretary

24 November 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 24, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc